                                                                     EXHIBIT 12


                             CARMIKE CINEMAS, INC.

         STATEMENT OF COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES



                                                                     HISTORICAL                                       PRO FORMA
                                       ------------------------------------------------------------------------    --------------
                                                                                                                      YEAR ENDED
                                                             YEAR ENDED DECEMBER 31,                                 DECEMBER 31,
                                       ------------------------------------------------------------------------    --------------
                                           1994          1995          1996          1997           1998                 1998
                                       ------------- ------------ --------------- -------------- --------------    --------------
                                                                 (IN THOUSANDS)

Earnings:
   Income (loss) before income
     taxes                             $    28,199   $    21,725  $   (11,746)    $     32,552   $   (48,813)      $    (53,194)
   Interest expense (1)                     17,028        16,031       20,289           23,142        27,230             31,611
   Interest portion of rent
     expense                                10,147        12,410       14,942           15,560        16,061             16,061

     Earnings as adjusted                   55,374        50,166       23,485           71,254        (5,522)            (5,522)

Fixed charges:
   Interest expense (2)                     17,436        16,819       21,404           26,056        31,767             36,148
   Interest portion of rent
     expense                                10,147        12,410       14,942           15,560        16,061             16,061

     Fixed charges                          27,583        29,229       36,346           41,616        47,828             52,209

Ratio of earnings to fixed
   charges (3)                                 2.0           1.7           --              1.8            --                 --

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(1)      Includes amortization of deferred debt costs.
(2)      Includes capitalized interest.
(3) The ratio of earnings to fixed charges is computed by dividing earnings by fixed charges. For this purpose, "earnings" include net income
         (loss) before income taxes and fixed charges (adjusted for interest capitalized during the period). For the years ended December 31,1996 and 1998, earnings before fixed charges were insufficient to cover fixed charges by approximately $12.8 million and $53.4 million, respectively. For the year ended December 31, 1998, pro forma earnings before fixed charges would have been insufficient to cover fixed charges by approximately $57.7 million. "Fixed charges" include interest, whether expensed or capitalized, amortization of debt expenses and the portion of rental expense that is representative of the interest factor in these rentals.